Exhibit 2.1
PURCHASE AND SALE AGREEMENT
BY AND BETWEEN
DENALI OIL & GAS PARTNERS, LP
AS SELLER
AND
COMSTOCK OIL & GAS, LP
AS BUYER
PROPERTY PACKAGE
LAS HERMANITAS

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

Page
15.12 Entire Agreement	36
15.13 Severability	37
15.14 Captions	37
15.15 Counterpart Execution	37
15.16 Waiver of Certain Damages	37
15.17 Amendments and Waivers	37

Exhibits:
1.1(A)-1	Leases
1.1(A)-2	Wells
1.2	Excluded Assets
2.2	Purchase Price Allocation
2.4	Allocation
3.2(A)	Form of Assignment
3.2(B)	Certification of Non-Foreign Status
5.3	Additional Permitted Encumbrances
7.1(D)	AFE’s
7.1(I)	Imbalances
7.1(J)	Preferential Rights

INDEX OF DEFINED TERMS

DEFINED TERM	SECTION
Adverse Environmental Condition	6.3(B)
Affected Assets	6.5
Agreement	Preamble
Allocated Value/Allocated Values	2.4
Asset Tax	2.3(A)(ii)
Assets	1.1
Assumed Liabilities	1.3
Base Purchase Price	2.1
Buyer	Preamble
Buyer Group	14.1
Buyer’s Response	5.4(D)(ii)
Casualty	15.1(A)
Casualty Loss	15.1(B)
Closing	3.1
Closing Adjustment Statement	4.1
Closing Date	3.1
Confidential Information	15.2(A)
Contracts	1.1(C)
Earnest Money	2.2
Effective Time	1.1
Environmental Consultant	6.4(E)
Environmental Defect Hurdle Rate	6.3(A)
Environmental Defect Notice	6.3(A)
Environmental Defect Value	6.3(B)
Environmental Laws	6.2(C)
Excluded Assets	1.2

DEFINED TERM	SECTION
Excluded Records	9.4
Good and Marketable Title	5.3
Interest	2.3(A)(vi)
Lands	1.1(A)
Leases	1.1(A)
Loss/Losses	14.1(A)
Net Revenue Interest	5.3(A)(i)
NORM	6.1
Occurrence	6.5(G)
Oil and Gas	1.1(B)
Party/Parties	Preamble
Permitted Encumbrances	5.3(B)(ii)
Post-Closing Adjustment Statement	4.3(A)
Preferential Rights	9.3(A)
Purchase Price	2.3
Records	1.1(F)
Remediate/Remediation	6.4(D)
Royalties	2.3(B)
Seller	Preamble
Seller Group	6.2(B)
Seller’s Response	5.4(D)(i)
Survival Period	14.1(D)(i)
Threshold Amount	14.1(D)(iv)
Title Benefit	5.6
Title Consultant	5.4(D)(iii)
Title Defect	5.4(A)
Title Defect Hurdle Rate	5.4(A)
Title Defect Notice	5.4(A)

DEFINED TERM	SECTION
Title Defect Value	5.5(B)
Units	1.1(A)
Wells	1.1(A)
Working Interest	5.3(A)(ii)

PURCHASE AND SALE AGREEMENT
     This Purchase and Sale Agreement (this “Agreement”) is entered into this 18th day of August, 2006, by and between Denali Oil & Gas Partners, LP, a Delaware limited partnership; Wadi Petroleum, Inc., a Texas corporation; Stalker Energy, L.P., a Texas limited partnership; Byron W. Fields by Craig B. Fields, attorney in fact, Fields Family Investments, L.P., a Texas limited partnership; Bruce W. Fields, Craig B. Fields; and John Kaler Family L.P., a Texas limited partnership (collectively “Seller”) and Comstock Oil & Gas, LP, a Nevada limited partnership (“Buyer”). Buyer and Seller are collectively referred to herein as the “Parties” and sometimes individually referred to as a “Party.”
RECITALS:
A.	Seller desires to sell to Buyer certain oil, gas and mineral properties and other assets on the terms and conditions set forth in this Agreement.
B.	Buyer desires to purchase from Seller such assets on the terms and conditions set forth in this Agreement.
WITNESSETH:
     In consideration of the mutual agreements contained in this Agreement, Buyer and Seller agree as follows:
1.	SALE AND PURCHASE OF THE ASSETS.

1.1	Acquired Assets. Subject to the terms and conditions of this Agreement, Seller agrees to sell, convey and deliver to Buyer and Buyer agrees to purchase and acquire from Seller, as of 7:00 a.m. at the location of the property, on August 1, 2006 (the “Effective Time”) all of Seller’s right, title and interest in and to the following:
(A)	(i) All of the leasehold estates in and to the oil, gas and mineral leases described or referred to in Exhibit 1.1(A)-1 (collectively, “Leases”) and any leasehold interests overriding royalty interests and fee mineral interests in and to lands covered by the Leases (the “Lands”); (iii) any and all wells located on the Lands, including those wells described in Exhibit 1.1(A)-2 (the “Wells”); (iv) all easements, rights of way, and other rights, privileges, benefits and powers with respect to the use and occupation of the surface of, and the subsurface depths under, the Lands; (v) any pooled or unitized acreage located in whole or in part within each Lease, including all Oil and Gas production from the pool or unit allocated to any such Lease and all interests in any wells within the unit or pool associated with such Lease and Lands (the “Units”), regardless of whether such unit or pool production comes from wells located within or without the Leases and Lands;

(B)	All of the oil and gas and associated hydrocarbons (“Oil and Gas”) in and under or otherwise attributable that are covered by the Leases, the Lands and the Units or produced from the Wells;

(C)	To the extent assignable and applicable, all licenses, servitudes, gas purchase and sale contracts (including interests and rights, if any, with respect to any prepayments, take-or-pay, buydown and buyout agreements) to the extent that the same pertain or relate to periods after the Effective Time, as hereinafter defined, crude purchase and sale agreements, farmin agreements, farmout agreements, bottom hole agreements, acreage contribution agreements, operating agreements, unit agreements, processing agreements, options, leases of equipment or facilities, joint venture agreements, pooling agreements, transportation agreements, rights-of-way and other contracts, agreements and rights, which are owned by Seller, in whole or in part, and are appurtenant to the Leases and the Lands (collectively, the “Contracts”);

(D)	All of the real, personal and mixed property and facilities located in or on the Leases and the Lands used solely in the operation thereof which are owned by Seller, in whole or in part, including, without limitation, well equipment; casing; tanks; crude oil, natural gas, condensate or products in storage severed after the Effective Time; tubing; compressors; pumps; motors; fixtures; machinery and other equipment; pipelines; field processing equipment; inventory and all other improvements used in the operation thereof (except geophysical and seismic records, data and information owned by Seller);

(E)	To the extent assignable, all governmental permits, licenses and authorizations, as well as any applications for the same, related to the Leases and the Lands or the use thereof; and

(F)	All of Seller’s files, records and data relating to the items described in subsections (A), (B), (C), (D) and (E) above, including, without limitation, title records (title curative documents); surveys, maps and drawings; contracts; correspondence; geological records, information and interpretations, as and if permitted under the terms of any seismic license agreement; production records, electric logs, core data, pressure data, decline curves, graphical production curves and all related matters and construction documents (except (i) to the extent the transfer, delivery or copying of such records may be restricted by contract with a third party; (ii) all documents and instruments of Seller that may be protected by the attorney-client privilege; (iii) all accounting and tax files, books, records, tax returns and tax work papers related to such items; (iv) any of Seller’s proprietary geophysical and seismic records, data and information for which Seller agrees to grant Buyer a license on Seller’s license form to the extent, in Seller’s reasonable opinion, it is entitled to provide such a license without liability to a third party; and (v) all original and reprocessed seismic data held under license by Seller as to which Buyer purchases a license from the grantor of the license, and, conditioned on the purchase of, and terms of the seismic license on which interpretive maps and interpretive work product is based, all such interpretive maps and interpretive work product prepared by Seller from the original and reprocessed seismic data (collectively, the “Records”).
All of Seller’s right, title and interest in the items described in subsections A, B, C, D, E and F above are collectively referred to as the “Assets.”

1.2	Excluded Assets. Notwithstanding the foregoing, the Assets shall not include, and there is excepted, reserved and excluded from the purchase and sale contemplated herein those items listed in Exhibit 1.2 (the “Excluded Assets”).

1.3	Assumed Liabilities. On the Closing Date, except as otherwise provided in this Agreement, Buyer shall assume and agree to timely and fully pay, perform and otherwise discharge, without recourse to Seller or its affiliates, all of the liabilities and obligations of Seller and its affiliates, successors, assigns or representatives, direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, which relate, directly or indirectly, to the Assets (other than the Excluded Assets), which arise or are to be performed on or after the Effective Time (collectively, the “Assumed Liabilities”).

2.	PURCHASE PRICE.

2.1	Purchase Price. The purchase price for the Assets is Sixty seven million two hundred thousand Dollars ($67,200,000.00) (the “Base Purchase Price”), subject to the adjustments provided for herein.

2.2	Earnest Money. In connection with this Agreement, Buyer has tendered to Seller concurrent with the execution hereof, a deposit of ten percent (10%) of the Base Purchase Price (“Earnest Money”) in the form of a wire transfer. Said sum is considered and recognized by Buyer and Seller as a deposit on the above stated Purchase Price and as earnest money for Buyer’s performance hereunder. In the event at Closing conditions of Seller have been satisfied or waived and Buyer fails or refuses to close other than for Seller’s default, Seller shall be entitled to retain the Earnest Money as liquidated damages in full satisfaction of all claims. The parties hereby agree that the Earnest Money is not a penalty; rather, it is a reasonable sum in light of the anticipated or actual harm which Seller would incur by Buyer’s default hereunder, and that the actual injury caused to Seller by Buyer’s unexcused failure to purchase the Assets would be most difficult or impossible to ascertain. In the event at Closing the obligations of Seller have not been settled or waived or in the event Seller fails or refuses to close other than for Buyer’s default, Seller shall immediately refund to Buyer the Earnest Money. Attached as Exhibit 2.2 is an interest allocation schedule between the entities and individuals that comprise Seller under this Agreement setting out the allocated ownership interest, distribution of escrow and distribution of Base Purchase Price.

2.3	Adjustments to the Base Purchase Price. At Closing, appropriate adjustments to the Base Purchase Price shall be made as follows in accordance with Section 4.1 (as adjusted, the “Purchase Price”):

(A)	The Base Purchase Price shall be adjusted upward by:
(i)	an amount equal to the proceeds derived from the sale of Oil and Gas, net of royalties paid by Buyer, actually received by Buyer and directly attributable to the Wells and the Units which are, in accordance with generally accepted accounting principles, attributable to Seller pursuant to Section 4.2;

(ii)	Asset Taxes which arise in periods (or portions thereof) beginning on or after the Effective Time and ending on or before the Closing Date, other than such Asset Taxes which either (i) are taken into account in the computations under Section 2.2(B)(ii), or (ii) are assumed and paid by Buyer. For purposes of this Agreement, “Asset Tax” shall mean any Tax in the nature of a severance or ad valorem tax which is attributable to any Asset;

(iii)	an amount equal to the costs, expenses and other expenditures (whether capitalized or expensed) paid by Seller in accordance with this Agreement that are attributable to the Assets for the period from the Effective Time to the Closing Date;

(iv)	a fixed monthly rate, prorated if necessary, per active producing Well, as provided in the applicable operating agreement, for overhead reimbursement (excluding workover costs, plugging and abandoning costs, and major costs) incurred by Seller while operating the Assets from and after the Effective Time. If Seller owns a 100% working interest or if no operating agreement applies, the fixed monthly rate per active producing Well shall be One Thousand One Hundred Fifty Dollars ($1,150.00);

(v)	any amount related to a Title Benefit as determined pursuant to Section 5.6;

(vi)	interest on the Base Purchase Price in an amount equal to the lesser of (A) the prime rate of Chase Manhattan Bank plus two percent (2%) or (B) the maximum legal rate (the “Interest”), with such Interest accruing from the scheduled Closing Date set forth in Section 3.1 until the actual Closing Date to the extent that the conditions set forth in Article 11 have been satisfied or waived and Buyer refuses or otherwise fails to proceed to Closing on or before the scheduled Closing Date set forth in Section 3.1, other than as a result of Seller’s breach of this Agreement; and

(vii)	any other amount agreed upon in writing by Seller and Buyer.
(B)	The Base Purchase Price shall be adjusted downward by:
(i)	the amount of the Earnest Money;

(ii)	an amount equal to the amount of proceeds derived from the sale of Oil and Gas, net of royalties and severance taxes paid by Seller, actually received by Seller and directly attributable to the Wells and Units, which are, in accordance with generally accepted accounting procedures, attributable to the period of time from and after the Effective Time;

(iii)	Asset Taxes that arise in or are attributable to periods (or portions thereof) prior to the Effective Time, other than any such Assets Taxes which either (a) are taken into account in the compilations under Sections 2.3(A)(i), or (b) are assumed and paid (or if paid by Buyer, reimbursed to Buyer) by Seller;

(iv)	an amount equal to all expenditures, liabilities and costs (whether capitalized or expensed) relating to the Assets (other than Taxes related to the Assets) that are unpaid as of the Closing Date and assessed for or attributable to periods of time prior to the Effective Time regardless of how such expenditures, liabilities and costs are calculated, provided that to the extent the actual amounts cannot be determined prior to the agreement of Buyer and Seller with respect to the Closing Adjustment Statement, a reasonable estimate of such expenditures, liabilities and costs shall be used (and to such extent Buyer shall assume the liability and responsibility for payment therefor);

(v)	all amounts related to Title Defects as determined pursuant to Section 5.5, Adverse Environmental Conditions as determined pursuant to Section 6.4, Preferential Rights as determined pursuant to Section 9.3 and Casualty Losses as determined pursuant to Section 15.1; and

(vi)	any other amount agreed upon in writing by Seller and Buyer.
The term “Royalties” means the aggregate of Lessor’s royalties and any overriding royalties, production payments of any kind, net profits interests, carried working interests and other similar encumbrances which burden Seller’s applicable revenue stream.

(C)	Seller shall have the right to collect any receivable, refund or other amounts associated with periods prior to the Effective Time. To the extent that Buyer or Seller collects any receivable, refund or other amounts to which the other is entitled hereunder, then Buyer or Seller, as the case may be, shall promptly remit any such amounts to Seller or Buyer, as applicable.
2.4	Allocation. The Base Purchase Price shall be allocated to the Assets as set forth in Exhibit 2.4. Seller and Buyer covenant and agree that the values allocated to various portions of the Assets, which are set forth on Exhibit 2.4 (singularly with respect to each item, the “Allocated Value” and collectively, the “Allocated Values”), shall be binding on Seller and Buyer and shall be used for the purposes of adjusting the Base Purchase Price pursuant to Sections 5.5 (relating to Title Defects), 5.6 (relating to Title Benefits),

6.4 (relating to Adverse Environmental Conditions), 9.3 (relating to Preferential Rights) and 15.1 (relating to Casualty Losses) and is not intended as a measure of value for any other purpose.

3.	CLOSING.

3.1	Closing. Subject to any termination pursuant to Article 13, the sale and purchase of the Assets (“Closing”) shall be held on or before September 29, 2006 (“Closing Date”). The Closing will take place at the offices of Seller’s legal counsel Thompson & Knight LLP, at 333 Clay Street, Suite 3300, Houston, Texas 77002.

3.2	Delivery by Seller. At Closing, Seller shall deliver to Buyer:
(A)	An Assignment and Bill of Sale, substantially in the form attached hereto as Exhibit 3.2(A), effecting the sale, transfer, conveyance and assignment of the Assets with warranty of title by, through and under Seller;

(B)	A Certification of Non-Foreign Status substantially in the form attached hereto as Exhibit 3.2(B); and

(C)	Change of operator forms in form and substance satisfactory to the Buyer for each of the Wells and Units for which the Seller acts as operator evidencing a transfer to the Buyer or the Buyer’s designee of operations on all such Wells and Units;

(D)	Transfer orders or letters in lieu in form and substance satisfactory to the Buyer for each purchaser of production with respect to each of the Wells and Units;

(E)	Such releases, termination statements, ratifications and waivers from any party who owns or claims any right, title or interest in and to any of the Interests as might be reasonably requested by the Buyer;

(F)	Such additional documents customary in similar transactions as might be reasonably requested by the Buyer to consummate this Agreement.
3.3	Delivery by Buyer. At Closing, Buyer shall deliver to Seller or Seller’s designee the Purchase Price set forth in the Closing Adjustment Statement by wire transfer in immediately available funds.
3.4	Further Cooperation. At the Closing and thereafter as may be necessary, Seller and Buyer shall execute and deliver such other instruments and documents and take such other actions as may be reasonably necessary to evidence and effectuate the transactions contemplated by this Agreement.
4.	ACCOUNTING ADJUSTMENTS.

4.1	Closing Adjustments. With respect to matters that can be determined as of the Closing, Seller shall prepare, in accordance with the provisions of Article 2 and this Article 4, a statement (the “Closing Adjustment Statement”) with relevant supporting information setting forth each adjustment to the Base Purchase Price submitted by Seller. Seller shall submit the Closing Adjustment Statement to Buyer, together with all records or data supporting the calculation of amounts presented on the Closing Adjustment Statement, no later than seven (7) business days prior to the scheduled Closing Date. Prior to the Closing, Buyer and Seller shall review the adjustments proposed by Seller in the Closing Adjustment Statement. Agreed upon adjustments shall be taken into account in computing any adjustments to be made to the Base Purchase Price at the Closing. When available, actual figures will be used for the adjustments at Closing. To the extent actual figures are not available, estimates shall be used subject to final adjustments as described in Section 4.3 below.

4.2	Strapping and Gauging. Seller has caused the Oil and Gas in the storage facilities located on, or utilized in connection with, the Leases to be measured, gauged or strapped as of the Effective Time. Seller has caused the production meter charts (or if such do not exist, the sales meter charts) on the pipelines transporting Oil and Gas from the Leases to be read as of such time. The Oil and Gas in such storage facilities above the pipeline connection or through the meters on the pipelines prior to the Effective Time shall belong to Seller, and the Oil and Gas placed in such storage facilities from and after the Effective Time and production upstream of the aforesaid meters shall belong to Buyer and become part of the Assets.

4.3	Post-Closing Adjustments.
(A)	A post-closing adjustment statement (the “Post-Closing Adjustment Statement”) based on the actual income and expenses shall be prepared and delivered by Seller to Buyer within one hundred twenty (120) days after the Closing, proposing further adjustments to the calculation of the Purchase Price based on the information then available. The Post-Closing Adjustment Statement will include adjustments for the matters set forth in this Agreement and in addition will include: (i) an upward or downward adjustment, as applicable, for the net mcf amount of the aggregate wellhead gas imbalance attributable to the Wells as of the Effective Time multiplied by $6.00 per mcf (upward for an aggregate underage and downward for an aggregate overage); and (ii) an upward or downward adjustment for the total pipeline or throughput obligations as of the Effective Time multiplied by the price actually received per mcf (downward for under deliveries and upward for over deliveries). Seller or Buyer, as the case may be, shall be given access to and shall be entitled to review and audit the other Party’s records pertaining to the computation of amounts claimed in such Post-Closing Adjustment Statement.

(B)	Within sixty (60) days after receipt of the Post-Closing Adjustment Statement, Buyer shall deliver to Seller a written statement describing in reasonable detail its objections (if any) to any amounts or items set forth on or omitted from the Post-Closing Adjustment Statement. If Buyer does not raise objections within such period, then the Post-Closing Adjustment Statement shall become final and binding upon the Parties at the end of such period.

(C)	If Buyer raises objections, the Parties shall negotiate in good faith to resolve any such objections. If the Parties are unable to resolve any disputed item within thirty (30) days after Seller’s receipt of Buyer’s written objections to the Post-Closing Adjustment Statement, any such disputed item shall be submitted to a nationally recognized independent accounting firm mutually agreeable to the Parties who shall be instructed to resolve such disputed item within thirty (30) days. The resolution of disputes by the accounting firm so selected shall be set forth in writing and shall be conclusive, binding and non-appealable upon the Parties and the Post-Closing Adjustment Statement shall become final and binding upon the Parties on the date of such resolution. The fees and expenses of such accounting firm shall be paid one-half by Buyer and one-half by Seller.

(D)	After the Post-Closing Adjustment Statement has become final and binding on the Parties, Seller or Buyer, as the case may be, shall pay to the other such sums as are due to settle accounts between the Parties due to differences between the estimated Purchase Price paid pursuant to the Closing Adjustment Statement and the actual Purchase Price set forth on the Post-Closing Adjustment Statement.
4.4	Suspended Funds. After the closing, Seller shall provide to Buyer a listing showing all proceeds from production attributable to the Leases, Wells and Units, which are currently held in suspense by Seller and shall transfer to Buyer all of those suspended proceeds. BUYER SHALL BE RESPONSIBLE FOR PROPER DISTRIBUTION OF ALL THE SUSPENDED PROCEEDS, TO THE EXTENT TURNED OVER TO IT BY SELLER, TO THE PARTIES LAWFULLY ENTITLED TO THEM AND ANY CLAIMS RELATED THERETO, AND BUYER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS SELLER FROM AND AGAINST ANY AND ALL LOSSES AS DEFINED BELOW ARISING OUT OF OR RELATING TO THOSE SUSPENDED PROCEEDS.
4.5	Audit Adjustments. Seller retains all rights to adjustments resulting from any operating agreement and other claims asserted against third party operators on transactions occurring prior to the Effective Time (which includes Buyer, if applicable). Any credit received by Buyer pertaining to such a claim shall be paid to Seller within thirty (30) days after receipt.
4.6	Asset Tax Refunds. Refunds of Asset Taxes paid or payable with respect to or attributable to the Assets shall be promptly paid as follows (or to the extent payable but not paid due to offset against other Taxes shall be promptly paid by the Party receiving the benefit of the offset as follows): (i) to Seller if attributable to Asset Taxes with respect to any Asset Tax year or portion thereof ending on or before the Effective Time; and (ii) to Buyer if attributable to Taxes with respect to any Asset Tax year or portion thereof beginning from and after the Effective Time.
4.7	Cooperation. Each Party covenants and agrees to promptly inform the other with respect to amounts owing under Sections 4.3, 4.5 and 4.6 hereof.

5.	DUE DILIGENCE; TITLE MATTERS.

5.1	General Access. Prior to Closing, Seller shall:
(A)	Give Buyer and its representatives, employees, consultants, independent contractors, attorneys and other advisors reasonable access to the Leases (to the extent same are Seller operated) and other Assets during regular office hours for any and all inspections and investigations.

(B)	Use reasonable efforts to obtain and submit to Buyer or its representatives as promptly as practicable, copies of such documents as Buyer may reasonably request at Buyer’s expense.

(C)	Furnish to Buyer all other information with respect to the Assets as Buyer may from time to time reasonably request, unless Seller is prohibited therefrom by any agreement, contract, obligation or duty by which it is bound or by the necessity of any third party approval; provided that, if requested by Buyer, Seller shall use reasonable efforts to obtain the waiver of any such prohibition or the granting of any such approval.
5.2	Seller’s Title.
(A)	Seller shall warrant and defend the Assets (and provide such warranty in the Assignment and Bill of Sale to be delivered at Closing) unto Buyer against every person lawfully claiming the Assets or any part thereof, by, through or under Seller, but not otherwise, subject, however, to the Permitted Encumbrances and the other matters set forth herein. However, except for such limited warranty of good and marketable title and the representations set forth in this Agreement, all of Seller’s interests in the Assets are to be sold AS IS AND WHERE IS AND WITHOUT WARRANTY OF MERCHANTABILITY, CONDITION OR FITNESS FOR A PARTICULAR PURPOSE, EITHER EXPRESS OR IMPLIED.

(B)	Buyer acknowledges and agrees that Seller cannot and does not covenant or warrant that Buyer shall become successor operator of all or any portion of the Assets, since the Assets or portions thereof may be subject to unit, pooling, communization, operating or other agreements which control the appointment of a successor operator.
5.3	Good and Marketable Title. As used herein the term “good and marketable title” shall mean:
(A)	As to each of the Wells and Units, that record title or operating rights of Seller which:
(i)	entitles Seller to receive from each Well and Unit not less than the interests shown in Exhibit 1.1(A)-2 as the “Net Revenue Interest” of all Oil and Gas produced, saved and marketed from each Well and Unit and of all Oil and Gas produced, saved and marketed from any unit of which each Well is a part and allocated to such Well and Unit, all without reduction, suspension or termination of the Net Revenue Interest in each Well and Unit throughout the duration of the Lease or Unit upon which such Well is located, except as stated in such Exhibit; and

(ii)	obligates Seller to bear a percentage of the costs and expenses relating to the maintenance and development of, and operations relating to, each Well and Unit not greater than the “Working Interest” shown in Exhibits 1.1(A)-2 (without a proportionate increase in the Net Revenue Interest), all without increase of the Working Interest in each Well and Unit throughout the duration of the Lease or Unit upon which such Well is located, except as stated in such Exhibit.
(B)	That title of Seller to the Assets:
(i)	at or prior to Closing, is free and clear of mortgages and other encumbrances related to Seller’s financing arrangements (except for Permitted Encumbrances as defined in subsection (ii) below) and with respect to real property interests to be transferred to Buyer, real property interests are of record (or deemed to be of record, constructively or otherwise) in the relevant counties or parishes;

(ii)	as used herein the term “Permitted Encumbrances” shall mean any one (1) or more of the following described below or created or described in documents described below:
(1)	The terms and conditions of the Leases, including without limitation lessors’ royalties, overriding royalties, net profits interests, carried interests, production payments, reversionary interests and similar burdens, if the net cumulative effect of the burdens does not operate to reduce the interest of Seller with respect to all Oil and Gas produced from any Well or Unit below the Net Revenue Interest for such Well set forth in Exhibit 1.1(A)-2;

(2)	The division orders and sales contracts terminable without penalty upon no more than ninety (90) days notice to the purchaser;

(3)	Preferential Rights and required third party consents to assignment and similar agreements with respect to which waivers or consents are obtained from the appropriate parties, or the appropriate time period for asserting any such right has expired without an exercise of the right;

(4)	Materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for obligations that are not delinquent or that will be paid and discharged in the ordinary course of business, or if delinquent, that are being contested in good faith by appropriate action of which Buyer is notified in writing before Closing;

(5)	All rights to consent by, required notices to, filings with, or other actions by governmental entities in connection with the sale or conveyance of oil and gas leases or interests therein if they are routinely obtained subsequent to the sale or conveyance;

(6)	Easements, rights-of-way, servitudes, permits, surface leases and other rights in respect of surface operations that do not materially interfere with the oil and gas operations to be conducted on any Well or Lease;

(7)	All operating agreements, unit agreements, unit operating agreements, pooling agreements and pooling designations affecting the Assets that are either (i) of record in Seller’s chain of title or (ii) reflected or referenced in Seller’s files;

(8)	Conventional rights of reassignment prior to release or surrender requiring notice to the holders of the rights;

(9)	All rights reserved to or vested in any governmental, statutory or public authority to control or regulate any of the Assets in any manner, and all applicable laws, rules and orders of governmental authority;

(10)	All agreements affecting the Assets that are of record in Seller’s chain of title;

(11)	All other liens, charges, encumbrances, contracts, agreements, instruments, obligations, defects and irregularities affecting the Assets that individually or in the aggregate are not such as to materially interfere with the operation, value or use of any of the Assets, do not prevent Buyer from receiving the proceeds of production from any of the Wells, do not reduce the interest of Seller with respect to all Oil and Gas produced from any Well below the Net Revenue Interest set forth in Exhibit 1.1(A)-2 for such Well, and/or do not materially increase the portion of the costs and expenses relating to any Well that Seller is obligated to pay above the Working Interest set forth in Exhibit 1.1(A)-2 for such Well (without a proportionate increase in Net Revenue Interest);

(12)	Any Title Defects Buyer may have expressly waived in writing, any Title Defects for which an adjustment to the Base Purchase Price is made pursuant to Section 5.5, or any Title Defects for which the applicable Asset is not transferred pursuant to this

Agreement due to the election of Seller not to cure a Title Defect and not transfer such Asset pursuant to Section 5.5 or which are otherwise deemed to have become Permitted Encumbrances under this Agreement;

(13)	Any other matters set forth in Exhibit 5.3; and

(14)	Any Adverse Environmental Conditions waived by Buyer pursuant to Section 6.3.
5.4	Defect Letters.
(A)	Buyer may from time to time and no later than seven (7) days prior to Closing notify Seller in writing (a “Title Defect Notice”) of any material liens, contracts, obligations, encumbrances, defects of title which would cause title to all or part of the Assets not to be good and marketable as defined in Section 5.3 hereof or which would cause a breach of a representation or warranty of Seller (“Title Defect”), provided that no Title Defect shall be deemed to exist unless (i) the Title Defect Value thereof exceeds Ten Thousand Dollars ($ 10,000); and, (ii) the aggregate Title Defect Values of all Title Defects satisfying the condition in clause (i) exceed one percent (1%) of the Base Purchase Price (the “Title Defect Hurdle Rate”). In order to provide Seller a reasonable opportunity to cure any Title Defects prior to Closing, Buyer shall use reasonable efforts to provide the Title Defect Notice as soon as reasonably possible after becoming aware of or making its determination of the Title Defect.

(B)	In the Title Defect Notice, Buyer must describe with reasonable detail each alleged Title Defect it has discovered and the steps required to cure each Title Defect, include Buyer’s reasonable estimate of the Title Defect Value attributable to each, and include all data and information in Buyer’s possession or control bearing thereon.

(C)	Buyer shall be deemed to have conclusively waived all Title Defects not disclosed to Seller in a Title Defect Notice before seven (7) days prior to Closing. Buyer waives any remedy against Seller for Title Defects that do not exceed the Title Defect Hurdle Rate; provided, however, once such amount exceeds the Title Defect Hurdle Rate, Buyer shall be entitled to recover all amounts to which it is entitled in excess of the Title Defect Hurdle Rate. Any Title Defect waived shall be deemed a Permitted Encumbrance.

(D)	Upon timely delivery of a Title Defect Notice by Buyer:
(i)	on or before five (5) days prior to Closing, Seller shall notify Buyer whether Seller agrees with Buyer’s claimed Title Defects and/or the proposed Title Defect Values therefor (“Seller’s Response”). If Seller does not agree with any claimed Title Defect and/or the proposed Title Defect Value therefor, then the Parties shall enter into good faith negotiations and shall attempt to agree on such matters;

(ii)	for any Title Defect which Seller alleges to have cured, within three (3) days after Seller’s notice of its cure of a Title Defect, Buyer shall notify Seller if Buyer disagrees with Seller’s proposed cure of a Title Defect (“Buyer’s Response”). If Buyer does not agree with any such cure, then the Parties shall enter into good faith negotiations and shall attempt to agree on such matters.

(iii)	if the Parties cannot reach agreement concerning the existence of a Title Defect, Seller’s proposed cure of a Title Defect, or a Title Defect Value by Closing, upon either Party’s request, the Parties shall mutually agree on and employ an attorney experienced in title examination in the state where the Assets are located (“Title Consultant”) to resolve all points of disagreement relating to Title Defects and Title Defect Values; provided that Seller may elect not to proceed to Closing with regard to and exclude from this Agreement such Assets and adjust the Base Purchase Price in the amount of the Allocated Value and not submit such matter to the Title Consultant; and

(iv)	if at any time any Title Consultant so chosen fails or refuses to perform hereunder, a new Title Consultant shall be chosen by the Parties. The cost of any such Title Consultant shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer. Each Party shall present a written statement of its position on the Title Defect and/or Title Defect Value in question to the Title Consultant within five (5) days after the Title Consultant is selected, and the Title Consultant shall make a determination of all points of disagreement in accordance with the terms and conditions of this Agreement within ten (10) business days of receipt of such position statements. The determination by the Title Consultant shall be conclusive and binding on the Parties, and shall be enforceable against any Party in any court of competent jurisdiction. If necessary, the Closing Date shall be deferred only as to those Assets affected by any unresolved disputes regarding the existence of a Title Defect and/or the Title Defect Value until the Title Consultant has made a determination of the disputed issues with respect thereto and all subsequent dates and required activities with respect to any such Assets having reference to the Closing Date shall be correspondingly deferred; provided, however, that, unless Seller and Buyer mutually agree to the contrary, the Closing Date shall not be deferred in any event for more than sixty (60) days beyond the scheduled Closing Date in Section 3.1. Once the Title Consultant’s determination has been expressed to both Parties, if applicable, Seller shall have five (5) days in which to advise Buyer in writing which of the options available to Seller under Section 5.5 that Seller elects regarding each of the Assets as to which the Title Consultant has made a determination. In evaluating whether a Title Defect exists, due consideration shall be given to the length of time that the particular Asset has been producing Oil and Gas and whether such fact, circumstance or condition is of the type expected to be encountered in the area involved and is usual and customarily acceptable to reasonable and prudent operators, working interest owners and/or purchasers engaged in the business of the exploration, development, and operation of oil and gas properties.
5.5	Effect of Title Defect.
(A)	In the event Buyer provides Seller with a timely Title Defect Notice and the Title Defects are valid and exceed the Title Defect Hurdle Rate, for those Title Defects not cured by Closing, Seller may, at its sole discretion:
(i)	adjust the Base Purchase Price in the amount of the Title Defect Value of the Asset to which such Title Defect relates which exceeds the Title Defect Hurdle Rate and proceed to Closing on all of the Assets; or

(ii)	proceed with (a) Closing on those Assets not affected by the valid Title Defects and such Assets to which a Title Defect relates but for which Seller has elected to proceed to Closing with an adjustment of the Base Purchase Price in the amount of the Title Defect Value of such Assets which exceeds the Title Defect Hurdle Rate and (b) defer Closing on those other Assets to which a Title Defect relates and for which Seller has elected to attempt to cure such Title Defect (as to those Title Defects exceeding the Title Defect Hurdle Rate) and to not proceed to Closing, for which Buyer shall place into escrow an amount equal to the Allocated Values of the Assets which exceeds the Title Defect Hurdle Rate affected by the valid Title Defects, which withheld amount shall be paid to Seller when the Asset affected by any valid Title Defect is cured or the Title Defect is waived by Buyer and the affected Asset is conveyed from Seller to Buyer. If neither of the above occurs and if Seller later determines it will not cure a Title Defect on or before six (6) months from the Closing Date, the amount in the escrow account attributable to such Title Defect will be returned to Buyer and Seller shall retain such Asset affected by such Title Defect.
(B)	The diminution in value of an Asset attributable to a valid Title Defect (the “Title Defect Value”) notified in a Title Defect Notice shall be determined by the following:
(i)	if the valid Title Defect asserted is that the actual Net Revenue Interest attributable to any Well is less than that stated in the applicable Exhibit, then the Title Defect Value is the product of the Allocated Value attributed to such Asset, multiplied by a fraction, the numerator of which is the difference between the Net Revenue Interest set forth in the applicable Exhibit and the actual Net Revenue Interest, and the denominator of which is the Net Revenue Interest stated in the applicable Exhibit; or

(ii)	if the valid Title Defect represents an encumbrance upon the affected Asset (including any increase in Working Interest for which there is not a proportionate increase in Net Revenue Interest), the amount of the Title Defect Value is to be determined by taking into account the Allocated Value of the Asset, the portion of the Asset affected by the Title Defect, the legal effect of the Title Defect, the potential economic effect of the Title Defect over the life of the affected Asset, and the Title Defect Values placed upon the Title Defect by Buyer and Seller.
Notwithstanding the above, in no event shall the total of the Title Defect Values related to a particular Asset exceed the Allocated Value of such Asset.
(C)	If the aggregate value of all Title Defects asserted by Buyer causes a reduction in the Base Purchase Price in an amount equal to or exceeding ten percent (10%) of the Base Purchase Price, Seller, at its sole option, may terminate this Agreement and neither Party shall have any further obligation to conclude the transfer of the Assets under this Agreement.
5.6	Possible Upward Adjustment. Should Seller determine , prior to Closing, that the ownership of any Well entitles Seller to a larger Net Revenue Interest or a smaller Working Interest than that set forth on Exhibit 1.1(A)-2, so that Seller’s ownership in the Well is greater than that contemplated by this transaction, then Seller may propose on the Closing Adjustment Statement an upward adjustment to the Base Purchase Price to account for such fact (a “Title Benefit”). The amount of such adjustment shall be determined in the same manner as provided in Section 5.5 (B)(i).
6.	ENVIRONMENTAL ASSESSMENT.
6.1	Physical Condition of the Assets. The Assets have been used for oil and gas drilling and production operations and possibly for the storage and disposal of waste materials or hazardous substances related to standard oil field operations. Physical changes in or under the Assets or adjacent lands may have occurred as a result of such uses. The Assets also may contain buried pipelines and other equipment, whether or not of a similar nature, the locations of which may not now be known by Seller or be readily apparent by a physical inspection of the Assets. Buyer understands that Seller does not have the requisite information with which to determine the exact nature or condition of the Assets nor the effect any such use has had on the physical condition of the Assets. Pursuant to the Safe Water Drinking and Toxic Enforcement Act of 1986, Buyer is hereby notified and assumes the risk that detectable amounts of chemicals known to cause cancer, birth defects and other reproductive harm may be found in, on or around the Assets. Subject to Buyer’s rights in this Agreement, Buyer shall assume the risk that the Assets may contain waste or contaminants and that adverse physical conditions, including the presence of waste or contaminants, may not have been revealed by Buyer’s investigation. All responsibility and liability related to disposal, spills, waste or contamination on or below the Assets shall be transferred from Seller to Buyer.

In addition, Buyer acknowledges that some oil field production equipment located on the Assets may contain asbestos and/or naturally occurring radioactive material (“NORM”). In this regard, Buyer expressly understands that NORM may affix or attach itself to inside of wells, materials and equipment as scale or in other forms, and that wells, materials and equipment located on the Assets described herein may contain NORM and that NORM-containing materials may be buried or have been otherwise disposed of on the Assets. Buyer also expressly understands that special procedures may be required for the removal and disposal of asbestos and NORM from the Assets where they may be found, and that Buyer assumes all liability when such activities are performed.

6.2	Inspection and Testing.
(A)	Prior to Closing, Buyer shall have the right, at its sole cost and risk, to conduct an environmental assessment of the Assets; provided that Seller shall have the right to review and approve any plan to conduct such an environmental assessment, with such approval not to be unreasonably withheld, delayed or conditioned by Seller. Any data obtained shall be immediately provided to Seller, including any reports and conclusions. Seller and Buyer shall keep all information strictly confidential whether or not Closing occurs, except as may be required pursuant to any Environmental Laws.

(B)	BUYER WAIVES AND RELEASES ALL CLAIMS AGAINST SELLER, ITS PARENT AND SUBSIDIARY COMPANIES, AND EACH OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS AND OTHER REPRESENTATIVES AND THEIR SUCCESSOR AND ASSIGNS (COLLECTIVELY, THE “SELLER GROUP”), FOR INJURY TO OR DEATH OF PERSONS, OR DAMAGE TO PROPERTY, ARISING IN ANY WAY FROM THE EXERCISE OF RIGHTS GRANTED TO BUYER HEREBY OR THE ACTIVITIES OF BUYER OR ITS EMPLOYEES, AGENTS OR CONTRACTORS ON THE ASSETS. BUYER SHALL INDEMNIFY THE SELLER GROUP AGAINST AND HOLD EACH AND ALL OF SAID INDEMNITEES HARMLESS FROM ANY AND ALL LOSSES WHATSOEVER ARISING OUT OF (I) ANY AND ALL STATUTORY OR COMMON LAW LIENS OR OTHER ENCUMBRANCES FOR LABOR OR MATERIALS FURNISHED IN CONNECTION WITH SUCH TESTS, SAMPLINGS, STUDIES OR SURVEYS AS BUYER MAY CONDUCT WITH RESPECT TO THE ASSETS; AND (II) ANY INJURY TO OR DEATH OF PERSONS OR DAMAGE TO PROPERTY OCCURRING IN, ON OR ABOUT THE ASSETS AS A RESULT OF SUCH EXERCISE OR ACTIVITIES.

(C)	“Environmental Laws” means all applicable local, state, and federal laws, rules, regulations, and orders regulating or otherwise pertaining to: (i) the use, generation, migration, storage, removal, treatment, remedy, discharge, release, transportation, disposal, or cleanup of pollutants, contamination, hazardous wastes, hazardous substances, hazardous materials, toxic substances or toxic pollutants; (ii) surface waters, ground waters, ambient air and any other environmental medium on or off any Lease; or (iii) the environment or health and safety-related matters; including the following as from time to time amended and all others whether similar or dissimilar: the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the

Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act of 1976, as amended by the Used Oil Recycling Act of 1980, the Solid Waste Disposal Act Amendments of 1980, and the Hazardous and Solid Waste Amendments of 1984, the Hazardous Materials Transportation Act, as amended, the Toxic Substance Control Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, and all regulations promulgated pursuant thereto.
6.3	Notice of Adverse Environmental Conditions.
(A)	No later than seven (7) days prior to Closing, Buyer shall notify Seller in writing of any Adverse Environmental Condition with respect to the Assets. Such notice shall describe in reasonable detail the Adverse Environmental Condition and include the estimated Environmental Defect Value attributable thereto (the “Environmental Defect Notice”), provided that no Adverse Environmental Condition shall be deemed to exist unless (i) the Environmental Defect Value exceeds Ten Thousand Dollars ($10,000) in each individual case; and (ii) the aggregate Environmental Defect Values of all Adverse Environmental Conditions satisfying the condition in clause (i) exceeds one percent (1%) of the Base Purchase Price (the “Environmental Defect Hurdle Rate”).

(B)	The “Environmental Defect Value” attributable to any Adverse Environmental Condition shall be the estimated amount (net of Seller’s interest) of all reasonable costs and claims associated with the Remediation of the Adverse Environmental Conditions, as reasonably determined and estimated by Buyer from a report by an environmental company well respected in the oil and gas industry with experience in South Texas. The term “Adverse Environmental Condition” means (i) the failure of the Assets to be in material compliance with all applicable Environmental Laws; (ii) the Assets being subject to any agreements, consent orders, decrees or judgments currently in existence based on any Environmental Laws that negatively and materially impact the future use of any portion of the Assets or that require any material change in the present conditions of any of the Assets; or (iii) the Assets being subject to any material uncured notices of violations of or material non-compliance with any applicable Environmental Laws; provided it does not include any item which is disclosed in this Agreement or was otherwise disclosed to Buyer.

(C)	Buyer shall be deemed to have conclusively waived all Adverse Environmental Conditions not disclosed to Seller in an Environmental Defect Notice before ten (10) days prior to Closing. Buyer waives any remedy against Seller for Adverse Environmental Conditions that do not exceed the Environmental Defect Hurdle Rate; provided, however, once such amount exceeds the Environmental Defect Hurdle Rate, Buyer shall be entitled to recover all amounts to which it is entitled in excess of the Environmental Defect Hurdle Rate as provided for in Section 6.4. Any Adverse Environmental Condition waived shall be deemed to be a Permitted Encumbrance.

6.4	Rights and Remedies for Adverse Environmental Conditions.
(A)	With respect to any Adverse Environmental Conditions affecting one or more of the Assets which exceed the Environmental Defect Hurdle Rate, Seller may on an Asset by Asset basis either (i) Remediate the Adverse Environmental Conditions, but Seller shall have no obligation to do so, and proceed to Closing with no adjustment of the Base Purchase Price; (ii) proceed to Closing and adjust the Base Purchase Price in an amount equal to the applicable Environmental Defect Value which exceeds the Environmental Defect Hurdle Rate; provided that such adjustment shall not exceed the Allocated Value for such Asset; (iii) indemnify Buyer for the Adverse Environmental Condition and proceed to Closing on the affected Assets without adjusting the Base Purchase Price; or (iv) retain the affected Asset and reduce the Base Purchase Price by the Allocated Value of the affected Asset.

(B)	Buyer waives any Adverse Environmental Condition for which Buyer has received an adjustment to the Base Purchase Price in accordance with Section 6.4(A).

(C)	If the aggregate value of the Adverse Environmental Conditions asserted by Buyer causes a reduction in to the Base Purchase price equal to or exceeding ten percent (10%) of the Base Purchase Price, Seller, at its sole option, may terminate this Agreement and neither Party shall have any further obligation to conclude the transfer of the Assets under this Agreement.

(D)	The term “Remediate” means, with respect to any valid Adverse Environmental Condition, the undertaking and completion of those actions and activities necessary to remediate such Adverse Environmental Condition to the degree sufficient that such Adverse Environmental Condition no longer constitutes an Adverse Environmental Condition as defined above or to a degree sufficient to obtain agency approval that no further action is necessary based on the application of the industry’s remediation standards, implementation of institutional controls, or other legally acceptable mechanisms that allow for cleanup to a lesser standard.

(E)	If Seller and Buyer are unable to agree on the amount of the Environmental Defect Value within ten (10) days after Seller’s receipt of the Environmental Defect Notice, any proposed Remediation of an Adverse Environmental Condition by Seller or that an Adverse Environmental Condition exists, has been Remediated or is required to be Remediated, then the dispute will be submitted to ENSR or another mutually acceptable company (the “Environmental Consultant”) whose determination shall be final and binding upon the Parties. Seller and Buyer shall each bear their respective costs and expenses incurred in connection with any such dispute, and one-half (1/2) of the fees, costs and expenses charged by the Environmental Consultant. Each Party shall present a written statement of its position on the Adverse Environmental Condition and/or the Environmental Defect Value in question to the Environmental Consultant within five (5) days after the Environmental Consultant is selected, and the Environmental Consultant shall make a determination of all points of disagreement in accordance with the terms and conditions of this Agreement within ten (10) business days of receipt of such position statements. If necessary, the Closing Date shall be deferred only as to those Assets affected by any unresolved disputes regarding the existence of an Adverse Environmental Condition and/or the Environmental Defect Value until the Environmental Consultant has made a determination of the disputed issues with respect thereto and all subsequent dates and required activities with respect to any such Assets having reference to the Closing Date shall be correspondingly deferred; provided, however, that, unless Seller and Buyer mutually agree to the contrary, the Closing Date shall not be deferred in any event for more than sixty (60) days beyond the scheduled Closing Date in Section 3.1. All Assets as to which no such dispute(s) exist shall be conveyed to Buyer subject to the terms of this Agreement at Closing. Once the Environmental Consultant’s determination has been expressed to both Parties, if applicable, Seller shall have five (5) days in which to advise Buyer in writing which of the options available to Seller under Section 6.4 Seller elects regarding each of the Assets as to which the Environmental Consultant has made a determination.
6.5	Remediation. If Seller elects to Remediate an Adverse Environmental Condition or is required by a governmental or regulatory agency to Remediate an Adverse Environmental Condition, the following will govern the Remediation:
(A)	Seller shall be responsible for all negotiations and contacts with federal, state, and local agencies and authorities with regard to the Adverse Environmental Condition or Remediation. Buyer may not make any independent contacts with any agency, authority, or other third party with respect to the Adverse Environmental Condition or Remediation and shall keep all information regarding the Adverse Environmental Condition and Remediation confidential, except in each instance to the extent required by applicable law.

(B)	Seller shall Remediate the Adverse Environmental Condition to the level agreed upon by Seller and Buyer (or failing such agreement to the level determined by the Environmental Consultant), but in no event shall Seller be required to Remediate the Adverse Environmental Condition beyond the level required by the Environmental Laws in effect at the Effective Time.

(C)	Buyer shall grant and warrant access and entry to the Asset or Assets affected by or the subject of such Remediation (“Affected Asset/Assets”) after Closing to Seller and third parties conducting assessments or Remediation, to the extent and as long as necessary to conduct and complete the assessment or Remediation work, to remove equipment and facilities, and to perform any other activities reasonably necessary in connection with assessment or Remediation.

(D)	Buyer shall use its best efforts not to interfere with Seller’s ingress and egress or assessment or Remediation activities. Seller shall make reasonable efforts to perform the work so as to minimize disruption to Buyer’s business activities.

(E)	Seller shall continue Remediation of the Adverse Environmental Condition until the first of the following occurs:
(i)	the appropriate governmental authorities provide notice to Seller or Buyer that no further Remediation of the Adverse Environmental Condition is required; or

(ii)	the Adverse Environmental Condition has been Remediated to the level required by the Environmental Laws or as agreed by the Parties.
Upon the occurrence of either (i) or (ii) above, Seller shall notify Buyer that Remediation of the Adverse Environmental Condition is complete and provide a copy of the notification described in (i) above, if applicable. Upon delivery of said notice, Seller shall be released from all liability and have no further obligations under any provisions of this Agreement in connection with an Adverse Environmental Condition.
(F)	Until Seller completes Remediation of an Adverse Environmental Condition, Seller and Buyer shall each notify the other of any pending or threatened claim, action, or proceeding by any authority or private party that relates to or would affect the environmental condition, the assessment, or the Remediation of the Affected Assets.

(G)	After delivery of possession of the Affected Assets or Closing (whichever occurs first) and before Seller has completed Remediation of an Adverse Environmental Condition, if a leak, spill, or discharge of any material or substance occurs on the Assets (“Occurrence”), which is not caused solely by Seller, Buyer shall promptly notify Seller and act promptly to minimize the effects of the Occurrence. If a spill, leak or discharge occurs and Seller determines that it may affect the area where Seller is conducting Remediation or assessment, Seller shall pay Buyer the cost that would have been incurred by Seller to complete the Remediation but for the Occurrence. As consideration for this payment, Buyer shall accept the environmental condition of the Affected Assets as they exist on the date of the payment, assume full responsibility for Remediating the Affected Assets in accordance with this Agreement, and agree to release, not to sue, indemnify, hold harmless, and defend Seller as to claims and liabilities arising from the Occurrence.

(H)	If Seller undertakes Remediation as to any Affected Assets in which Seller’s ownership was less than one hundred percent (100%), Buyer shall bill the other working interest owners for their share of the Remediation expenses. Buyer shall refund to Seller any amounts received by Buyer from any of the other working interest owners.

7.	REPRESENTATIONS AND WARRANTIES OF SELLER.

7.1	Seller’s Representations and Warranties. Subject to the disclosures set forth in the Exhibits referred to in this Article 7, Seller represents and warrants as to the Assets as follows:
(A)	Status. Denali Oil & Gas Partners, LP is a duly organized limited partnership existing and in good standing under the laws of the State of Delaware; Wadi Petroleum, Inc. is a duly organized corporation existing and in good standing under the laws of the State of Texas; Stalker Energy, L.P. is a duly organized limited partnership existing and in good standing under the laws of the State of Texas; Fields Family Investments, L.P. is a duly organized limited partnership existing and in good standing under the laws of the State of Texas; John Kaler Family L.P. is a duly organized limited partnership existing and in good standing under the laws of the State of Texas; Bruce W. Fields, Craig B. Fields and Byron Fields are individuals acting on their own behalf. (B) Authority. Seller owns the Assets and has the requisite power and authority to enter into this Agreement, to carry out the transactions contemplated hereby, to transfer the Assets in the manner contemplated by this Agreement, and to undertake all of the obligations of Seller set forth in this Agreement.

(C)	Validity of Obligations. This Agreement and any documents or instruments delivered by Seller at the Closing shall constitute legal, valid and binding obligations of Seller, enforceable in accordance with their terms.

(D)	AFE’s. With respect to the joint, unit or other operating agreements relating to the Assets, to Seller’s knowledge, except as set forth in Exhibit 7.1(D), there are no material outstanding calls or payments under authorities for expenditures for payments relating to the Assets which exceed One Hundred Thousand Dollars ($100,000.00) (net to Seller’s interest) and which are due or which Seller has committed to make which have not been made.

(E)	Contractual Restrictions. Except to the extent otherwise permitted by this Agreement, Seller has not entered into any contracts for or received prepayments, take-or-pay arrangements, buydowns, buyouts for Oil and Gas, or storage of the same relating to the Assets which Buyer shall be obligated to honor and make deliveries of Oil and Gas or pay refunds of amounts previously paid under such contracts or arrangements.

(F)	Litigation. To Seller’s knowledge, there is no suit or action pending, arising out of, or with respect to the ownership, operation or environmental condition of the Assets that would have a material adverse affect upon the Assets.

(G)	Permits and Consents. To Seller’s knowledge, with respect to Assets for which Seller is the operator, Seller (i) has acquired all material permits, licenses, approvals and consents from appropriate governmental bodies, authorities and agencies to conduct operations on the Assets in compliance with applicable laws, rules, regulations, ordinances and orders; and (ii) is in material compliance with all such permits, licenses, approvals and consents and with applicable Environmental Laws.

(H)	Broker’s Fees. Seller shall be responsible for any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement, and, if any such obligation or liability exists, it shall remain an obligation of Seller, and Buyer shall have no responsibility therefor.

(I)	Imbalances. To Seller’s knowledge, except as set forth on Exhibit 7.1(I) or for normal pipeline imbalances, there are no imbalances attributable to the Assets as of the Effective Time which would be a liability to or require of payment from Buyer to a third party.

(J)	Preferential Rights. Except as set forth on Exhibit 7.1(J), there are no Preferential Rights (defined in Section 9.3) attributable to the Assets.

(K)	Consents. The execution, delivery, performance and consummation of this Agreement does not and will not: (i) violate, conflict with or constitute a default or an event that, with notice or lapse of time or both, would be a default, breach or violation under any term or provision of any instrument, agreement, contract, commitment, license, promissory note, conditional sales contract, indenture, mortgage, deed of trust, lease or other agreement, instrument or arrangement to which Seller is a party or by which Seller or any of the Assets is bound; (ii) violate, conflict or constitute a breach of any statute, regulation or judicial or administrative order, award, judgment or decree to which Seller is a party or by which Seller or any of the Assets is bound; or (iii) result in the creation, imposition or continuation of any adverse claim or interest, or any lien, encumbrance, charge, equity or restriction of any nature whatsoever, on or affecting Seller or the Assets.

(L)	Taxes. All ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property comprising the Assets or the production or removal of hydrocarbons or the receipt of proceeds therefrom have been timely paid when due and are not in arrears.

(M)	To the knowledge of Seller, all royalties (other than royalties held in suspense), rentals and other payments due under the Leases have been properly and timely paid and Seller has not received any notice that the Leases, or any of them, have terminated.

(N)	To the knowledge of Seller, the Assets are in compliance with all laws, regulations and orders of governmental bodies that pertain to the Assets and Seller has not received any notice to the contrary.

7.2	Scope of Representations of Seller.
(A)	Information About the Assets. Except as expressly set forth in this Agreement, Seller disclaims all liability and responsibility for any representation, warranty, statements or communications (orally or in writing) to Buyer, including any information contained in any opinion, information or advice that may have been provided to Buyer by any employee, officer, director, agent, consultant, engineer or engineering firm, trustee, representative, investment banker, financial advisor, partner, member, beneficiary, stockholder or contractor of Seller wherever and however made, including those made in any data room or internet site and any supplements or amendments thereto or during any negotiations with respect to this Agreement or any confidentiality agreement previously executed by the Parties with respect to the Asset. EXCEPT AS SET FORTH IN THIS ARTICLE 7 OF THIS AGREEMENT, SELLER MAKES NO WARRANTY OR REPRESENTATION, EXPRESS, STATUTORY OR IMPLIED, AS TO (i) THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY DATA, INFORMATION OR RECORDS FURNISHED TO BUYER IN CONNECTION WITH THE ASSETS OR OTHERWISE CONSTITUTING A PORTION OF THE ASSETS; (ii) THE PRESENCE, QUALITY AND QUANTITY OF HYDROCARBON RESERVES (IF ANY) ATTRIBUTABLE TO THE ASSETS, INCLUDING WITHOUT LIMITATION SEISMIC DATA AND SELLER’S INTERPRETATION AND OTHER ANALYSIS THEREOF; (iii) THE ABILITY OF THE ASSETS TO PRODUCE HYDROCARBONS, INCLUDING WITHOUT LIMITATION PRODUCTION RATES, DECLINE RATES AND RECOMPLETION OPPORTUNITIES; (iv) IMBALANCE OR PAYOUT ACCOUNT INFORMATION, ALLOWABLES, OR OTHER REGULATORY MATTERS; (v) THE PRESENT OR FUTURE VALUE OF THE ANTICIPATED INCOME, COSTS OR PROFITS, IF ANY, TO BE DERIVED FROM THE ASSETS; (vi) THE ENVIRONMENTAL CONDITION OF THE ASSETS; (vii) ANY PROJECTIONS AS TO EVENTS THAT COULD OR COULD NOT OCCUR; (viii) THE TAX ATTRIBUTES OF ANY ASSET; (ix) THE TRANSFER OF THE OPERATOR DUTIES TO BUYER; (x) ANY OTHER MATTERS CONTAINED IN OR OMITTED FROM ANY INFORMATION OR MATERIAL FURNISHED TO BUYER BY SELLER OR OTHERWISE CONSTITUTING A PORTION OF THE ASSETS; AND (xi) THE COMPLETENESS OR ACCURACY OF THE INFORMATION CONTAINED IN ANY EXHIBIT HERETO. ANY DATA, INFORMATION OR OTHER RECORDS FURNISHED BY SELLER ARE PROVIDED TO BUYER AS A CONVENIENCE AND BUYER’S RELIANCE ON OR USE OF THE SAME IS AT BUYER’S SOLE RISK.

(B)	Independent Investigation. Buyer has, or by Closing will have, made its own independent investigation, analysis and evaluation of the transactions contemplated by this Agreement (including Buyer’s own estimate and appraisal of the extent and value of Seller’s Oil and Gas reserves attributable to the Assets and an independent assessment and appraisal of the environmental risks and liabilities associated with the acquisition of the Assets). Buyer has had, or will have prior to

Closing, access to all information necessary to perform its investigation and has not relied on any representations by Seller other than those expressly set forth in this Agreement.

(C)	Waiver of Deceptive Trade Practices Acts. BUYER WAIVES ITS RIGHTS UNDER THE DECEPTIVE TRADE PRACTICES ACT SECTION 17.41 et seq., TEXAS BUSINESS & COMMERCE CODE, A LAW THAT GIVES CONSUMERS SPECIAL RIGHTS, AND UNDER SIMILAR STATUTES ADOPTED IN OTHER STATES, TO THE EXTENT THEY HAVE APPLICABILITY TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. AFTER CONSULTATION WITH AN ATTORNEY OF ITS SELECTION, BUYER CONSENTS TO THIS WAIVER.
7.3	Deemed Disclosures. Notwithstanding anything in this Agreement including the procedures set forth in Articles 5 and 6 and any adjustments that may be made to the Base Purchase Price, to the extent that a Title Defect or Environmental Defect is covered by a representation, indemnification or other agreement of Seller under this Agreement, then such Title Defect or Environmental Defect shall be deemed a disclosure and exception to such representation, indemnification or other agreement.

8.	REPRESENTATIONS AND WARRANTIES OF BUYER.

8.1	Buyer’s Representations and Warranties. Buyer represents and warrants (which representations and warranties shall survive the Closing) as follows:
(A)	Status of Incorporation. Buyer is a limited partnership duly created, validly existing and in good standing under the laws of the State of Nevada.

(B)	Corporate Authority. Buyer has the corporate power and authority to enter into this Agreement, to carry out the transactions contemplated hereby and to undertake all of the obligations of Buyer set out in this Agreement.

(C)	Validity of Obligations. The execution, delivery and performance of this Agreement and the performance of the transactions contemplated by this Agreement will not in any respect violate, nor be in conflict with, any provision of Buyer’s charter, by-laws or other governing documents, or any agreement or instrument to which Buyer is a party or is bound, or any judgment, decree, order, statute, rule or regulation applicable to Buyer (subject to governmental consents and approvals customarily obtained after the Closing). This Agreement constitutes legal, valid and binding obligations of Buyer, enforceable in accordance with its terms.

(D)	Qualification and Bonding. Buyer is in compliance with the bonding and liability insurance requirements in accordance with all applicable state or federal laws or regulations and that it is and henceforth will continue to be qualified to own any federal, Indian or state oil and gas leases that constitute part of the Assets.

(E)	Non-Security Acquisition. Buyer intends to acquire the Assets for its own benefit and account and is not acquiring said Assets with the intent of distributing fractional undivided interests thereof such as would be subject to regulation by federal or state securities laws, and that if, in the future, it should sell, transfer or otherwise dispose of said Assets or fractional undivided interests therein, it will do so in compliance with any applicable federal and state securities laws.

(F)	Evaluation. Buyer represents that by reason of Buyer’s knowledge and experience in the evaluation, acquisition and operation of oil and gas properties, Buyer has evaluated the merits and risks of purchasing the Assets from Seller and has formed an opinion based solely upon Buyer’s knowledge and experience and not upon any representations or warranties by Seller.

(G)	Financing. Buyer has sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Purchase Price to Seller at the Closing.

(H)	Broker’s Fees. Buyer has incurred no obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the matters provided for in this Agreement, and, if any such obligation or liability exists, it shall remain an obligation of Buyer, and Seller shall have no responsibility therefor.

(I)	No Knowledge of Seller’s Breach. Buyer has no actual knowledge that any of the representations and warranties of Seller contained in Section 7.1 are incorrect. In the event of any allegation by Seller that Buyer has breached this representation, Seller shall have the burden of proof to show, by a preponderance of the evidence, that Buyer had actual knowledge of the inaccuracy claimed by Seller.
9.	CERTAIN AGREEMENTS OF SELLER. Seller agrees and covenants that, unless Buyer shall have otherwise agreed in writing, the following provisions shall apply:

9.1	Maintenance of Assets. From the date of this Agreement until Closing, Seller agrees that, for those Wells which Seller operates, it shall:
(A)	Administer and operate the Wells in accordance with the applicable operating agreements.

(B)	Not introduce any new methods of management, operation or accounting with respect to any or all of the Assets.

(C)	Use commercially reasonable efforts to maintain and keep the Assets in full force and effect; and fulfill all contractual or other covenants, obligations and conditions imposed upon Seller with respect to the Assets, including, but not limited to, payment of royalties, delay rentals, shut-in gas royalties and any and all other required payments.

(D)	Except to the extent necessary or advisable to avoid forfeiture or penalties, not enter into agreements to drill new wells or to rework, plug back, deepen, plug or abandon any Well, nor commence any drilling, reworking or completing or other operations on the Leases which requires expenditures exceeding One Hundred Thousand Dollars ($100,000.00) (net to Seller’s interest) for each operation (except for emergency operations and operations required under presently existing contractual obligations) without obtaining the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned); provided that the terms of this paragraph (D) shall not apply to any expenditures of Seller which will not be charged to Buyer.

(E)	Not voluntarily relinquish its position as operator to anyone other than Buyer with respect to any of the Wells or voluntarily abandon any of the Wells other than as required pursuant to the terms of a Lease or by regulation.

(F)	Not, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, delayed or conditioned), (i) enter into any agreement or arrangement (other than one constituting a Permitted Encumbrance) transferring, selling or encumbering any of the Assets (other than in the ordinary course of business, including ordinary course sales of production, inventory or salvage or with respect to any Assets with a value less than One Hundred Thousand Dollars ($100,000) or pursuant to any agreements existing on the date hereof); (ii) grant any preferential or other right to purchase or agree to require the consent of any party not otherwise required to consent to the transfer and assignment of the Assets to Buyer; (iii) enter into any new sales contracts or supply contracts which cannot be cancelled upon sixty (60) days prior notice; or (iv) incur or agree to incur any contractual obligation or liability (absolute or contingent) with respect to the Assets except as otherwise provided herein (including ordinary course sales of production, inventory or salvage or with respect to any Assets with a value less than One Hundred Thousand ($100,000) or pursuant to any disclosed AFEs covering the Assets).

(G)	To the extent known to Seller, provide Buyer with written notice of (i) any claims, demands, suits or actions made against Seller which materially affect the Assets; or (ii) any proposal from a third party to engage in any material transaction (e.g., a farmout) with respect to the Assets.
9.2	Consents. Seller shall exercise reasonable commercial efforts to obtain all such permissions, approvals and consents by governmental authorities and others which are reasonably obtainable by Closing and are required to vest good and marketable title to the Assets in Buyer or as may be otherwise reasonably requested by Buyer. Seller will execute all necessary or appropriate transfer orders (or letters in lieu thereof) designating Buyer as the appropriate party for payment effective as of the Effective Time.
9.3	Preferential Rights.

(A)	Seller agrees that it will (i) use reasonable efforts, consistent with industry practices in transactions of this type, to identify all preferential rights to purchase (“Preferential Rights”) applicable to the transaction contemplated hereby, and the names and addresses of such parties holding the same, and (ii) request, from the parties so identified (and in accordance with the documents creating such rights), execution of waivers of Preferential Rights.

(B)	If the holder of a Preferential Right exercises such right, Seller shall tender to such party the required interest in the affected Asset at a price equal to the Allocated Value (reduced appropriately, as determined by mutual agreement of Buyer and Seller, if less than the entire Asset must be tendered), and to the extent that such Preferential Right is exercised and such interest in such Asset is actually sold to the party so exercising such right, such interest in the Asset will be deemed an Excluded Asset and shall be excluded from the transaction contemplated hereby and the Base Purchase Price will be adjusted downward by the amount actually paid to Seller by the party exercising the Preferential Right.

(C)	If, on the Closing Date, the holder of a Preferential Right has not indicated whether or not it will exercise such Preferential Right and the time period within which the holder of the Preferential Right must exercise its right has not lapsed, then the Parties shall proceed with Closing on those Assets affected by the Preferential Right and Buyer shall assume the responsibility for conveying the Assets to the holder of the Preferential Right should the holder timely exercise its Preferential Right. BUYER AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS SELLER FROM AND AGAINST ANY AND ALL LOSSES ARISING OUT OF OR RELATING TO BUYER’S FAILURE TO COMPLY WITH THE TERMS OF SUCH PREFERENTIAL RIGHTS.
9.4	Records and Contracts. Seller shall have the right to make and retain copies of the Records and Contracts as Seller may desire prior to the delivery of the Records and Contracts to Buyer. Buyer, for a period of seven (7) years after the Closing Date, shall make available to Seller (at the location of such Records and Contracts in Buyer’s organization) access to such Records and Contracts as Buyer may have in its possession (or to which it may have access) upon written request of Seller, during normal business hours; provided, however, that Buyer shall not be liable to Seller for the loss of any Records or Contracts by reason of clerical error or inadvertent loss or destruction of Records or Contracts. Seller, for a period of seven (7) years after the Closing Date, shall make available to Buyer (at the location of such records in Seller’s organization) access to records described in Section 1.1(F) (the “Excluded Records”) as Seller may have in its possession (or to which it may have access) upon written request of Buyer, during normal business hours; provided, however, that Seller shall not be liable to Buyer for the loss of any Excluded Records by reason of clerical error or inadvertent loss or destruction of Excluded Records.

10.	CERTAIN AGREEMENTS OF BUYER. Buyer agrees and covenants that unless Seller shall have consented otherwise in writing, the following provisions shall apply:

10.1	Plugging Obligation. Buyer shall perform and assume all liability for the necessary and proper plugging and abandonment of all Wells.

10.2	Plugging Bond. Buyer shall post, prior to Closing, the necessary bonds or letters of credit as required by the state in which the Leases are located for the plugging of all Wells, and provide Seller with a copy of same, and provide proof satisfactory to Seller that the applicable state has accepted such bonds or letters of credit as sufficient assurance to cover the plugging of all Wells and related matters. Further, Buyer shall provide to Seller copies of the approval by any applicable regulatory agencies concerning change of operatorship of the Wells.

10.3	Seller’s Logos. Commencing no later than thirty (30) days after Closing, Buyer shall promptly cover or cause to be covered by decals or new signage any names and marks used by Seller, and all variations and derivatives thereof and logos relating thereto, from the Assets and shall not thereafter make any use whatsoever of such names, marks and logos.

10.4	Like-Kind Exchanges. Buyer shall cooperate fully, as and to the extent reasonably requested by Seller, in connection with the transactions contemplated herein to make such modifications as may be necessary to qualify such transactions, in whole or in part, as a “like-kind” exchange pursuant to Section 1031 of the Internal Revenue Code.

11.	CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER. All obligations of Buyer under this Agreement are, at Buyer’s election, subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

11.1	No Litigation. At the Closing, no suit, action or other proceeding shall be pending before any court or governmental agency which attempts to prevent the occurrence of the transactions contemplated by this Agreement.

11.2	Representations and Warranties. All representations and warranties of Seller contained in this Agreement shall be true in all material aspects as of the Closing as if such representations and warranties were made as of the Closing Date (except for those representations or warranties that are expressly made only as of another specific date, which representations and warranties shall be true in all material respects as of such other date) and Seller shall have performed and satisfied in all material respects all covenants and fulfilled all conditions required by this Agreement to be performed and satisfied by Seller at or prior to the Closing.

12.	CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER. All obligations of Seller under this Agreement are, at Seller’s election, subject to the fulfillment, prior to or at the Closing, of each of the following conditions:

12.1	No Litigation. At the Closing, no suit, action or other proceeding shall be pending before any court or governmental agency which attempts to prevent the occurrence of the transactions contemplated by this Agreement.

12.2	Representations and Warranties. All representations and warranties of Buyer contained in this Agreement shall be true in all material aspects as of the Closing, as if such representations and warranties were made as of the Closing Date (except for those representations or warranties that are expressly made only as of another specific date, which representations and warranties shall be true in all material respects as of such other date) and Buyer shall have performed and satisfied in all material respects all covenants and fulfilled all conditions required by this Agreement to be performed and satisfied by Buyer at or prior to the Closing.

13.	TERMINATION.

13.1	Causes of Termination. This Agreement and the transactions contemplated herein may be terminated:
(A)	At any time by mutual consent of the Parties.

(B)	By either Party if the Closing shall not have occurred by September 30, 2006, despite the good faith reasonable efforts of the Parties, and if the Party desiring to terminate is not in breach of this Agreement.

(C)	By Seller as provided in Section 5.5(C) pertaining to Title Defects.

(D)	By Seller as provided in Section 6.4(C) pertaining to Adverse Environmental Conditions.

(E)	By either Party in the event of a Casualty Loss pursuant to Section 15.1(B).

(F)	By either Party if less than eighty percent (80%) of the original Base Purchase Price set forth in Section 2.1 shall be transferred to Seller on the Closing Date.

(G)	By Buyer if, on the Closing Date, any of the conditions set forth in Article 11 hereof shall not have been satisfied or waived.

(H)	By Seller if, on the Closing Date, any of the conditions set forth in Article 12 hereof shall not have been satisfied or waived.
13.2	Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of this Article 13 or elsewhere in this Agreement, this Agreement shall become void and have no further force and effect and, except for the indemnities provided for in Sections 6.2(B) and 14.3, any breach of this Agreement prior to such termination and any continuing confidentiality requirement, neither Party shall have any further right, duty or liability to the other hereunder. Upon termination, Buyer agrees to use its best efforts to return to Seller or destroy all materials, documents and copies thereof provided, obtained or discovered in the course of any due diligence investigations. If appropriate, the Earnest Money shall be returned to Buyer.

14.	INDEMNIFICATION.

14.1	INDEMNIFICATION BY SELLER. UPON CLOSING, SELLER SHALL, TO THE FULLEST EXTENT PERMITTED BY LAW, RELEASE, DEFEND, INDEMNIFY, AND HOLD HARMLESS BUYER, ITS PARENT AND SUBSIDIARY COMPANIES, AND EACH OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, AGENTS AND OTHER REPRESENTATIVES (THE “BUYER GROUP”) FROM AND AGAINST THE FOLLOWING:
(A)	MISREPRESENTATIONS. ALL CLAIMS, DEMANDS, LIABILITIES, JUDGMENTS, LOSSES AND REASONABLE COSTS, EXPENSES AND ATTORNEYS’ FEES (INDIVIDUALLY A “LOSS” AND COLLECTIVELY, THE “LOSSES”) ARISING FROM THE BREACH BY SELLER OF ANY REPRESENTATION OR WARRANTY SET FORTH IN THIS AGREEMENT THAT SURVIVES CLOSING;

(B)	BREACH OF COVENANTS. ALL LOSSES ARISING FROM THE BREACH BY SELLER OF ANY COVENANT SET FORTH IN THIS AGREEMENT; AND

(C)	OWNERSHIP AND OPERATION. ALL LOSSES ARISING FROM THE OWNERSHIP AND OPERATION OF THE ASSETS PRIOR TO THE EFFECTIVE TIME DIRECTLY ASSOCIATED WITH THE FOLLOWING MATTERS:
(i)	DAMAGES TO PERSONS OR PROPERTY;

(ii)	EXCEPT FOR ENVIRONMENTAL LIABILITIES WHICH ARE PROVIDED FOR IN SECTION 14.2(D), THE VIOLATION BY SELLER OF ANY LAW OR REGULATION OR THE TERMS OF ANY AGREEMENT BINDING UPON SELLER;

(iii)	CLAIMS OF SELLER’S CO-OWNERS, PARTNERS, JOINT VENTURERS AND OTHER PARTICIPANTS IN THE WELLS;

(iv)	TAXES ATTRIBUTABLE TO THE ASSETS; AND

(v)	THE INCORRECT PAYMENT OF ROYALTIES UNDER THE LEASES.
(D)	Notwithstanding the above, the following limitations shall apply to Seller’s indemnification obligations:

(i)	Seller shall not be obligated to indemnify Buyer for any Loss unless Buyer has delivered a written notice of such Loss within the Survival Period (as defined below) applicable to such Loss. Any Loss for which Seller does not receive written notice before the end of the Survival Period shall be deemed to be an Assumed Liability. The “Survival Period” applicable to Losses shall mean:
(1)	With regard to the matters covered by Sections 14.1(A), (B) and (C)(i)-(iii) for a period of one (1) year after Closing; and

(2)	With regard to the matters covered by Section 14.1(iv) and (v), for a period of two (2) years after Closing.
(ii)	The indemnification obligations of Seller pursuant to this Agreement shall be limited to actual Losses and shall not include incidental, consequential, indirect, punitive, or exemplary Losses or damages;

(iii)	Seller’s aggregate liabilities and obligations under this Article 14 shall not exceed the Base Purchase Price, provided, however, that for the second one-half of the one year Survival Period provided for in Section 14.1(D) (i) (1) above, Seller’s aggregate liabilities and obligations under this Article 14 shall not exceed one half of the Base Purchase Price;

(iv)	Seller shall have no liability or obligation for any Losses, unless and until the aggregate Losses for which Buyer is entitled to recover under this Agreement exceeds two percent (2%) of the Base Purchase Price (the “Threshold Amount”); provided, however, once such amount exceeds the Threshold Amount, the Buyer Group will be entitled to recover all amounts to which they are entitled in excess of the Threshold Amount;

(v)	Seller shall have no liability in excess of the Allocated Value for an Asset, less any prior adjustments to the Base Purchase Price, for any Losses associated with the claim that Seller does not have good and marketable title associated with a particular Asset;

(vi)	The amount of Losses required to be paid by Seller to indemnify Buyer pursuant to this Agreement shall be reduced to the extent of any amounts actually received by Buyer pursuant to the terms of the insurance policies (if any) covering such claim and any tax benefits received by Buyer;

(vii)	As to the Assets and any Adverse Environmental Conditions identified by an environmental assessment of Buyer under Section 6.2 of this Agreement, Seller’s indemnification obligations shall not cover any liabilities, duties and obligations relating to properly plugging and abandoning wells, removal of all pipelines, equipment, and platforms and related facilities now or hereafter located on the Assets, and cleaning up, restoring and Remediation of the Assets in accordance with the Environmental Laws and the relevant Leases, including but not limited to liabilities, duties and obligations (including but not limited to the payment of fines, penalties, monetary sanctions or other amounts payable for failure to comply with the requirements of applicable Environmental Laws) related to any violation of any Environmental Laws or the presence, disposal, release or threatened release of any hazardous substance or hazardous waste from the Assets into the atmosphere or into or upon land or any water course or body of water, including groundwater, whether or not attributable to Seller’s activities or the activities of third parties; and

(viii)	Except for the rights of Buyer under Sections 6.3 to give notice of Adverse Environmental Conditions and Section 6.4 as to Rights and Remedies for Adverse Environmental Conditions, Buyer acknowledges and agrees that the indemnification provisions in this Article 14 and the termination rights in Article 13 shall be the exclusive remedies of Buyer with respect to the transactions contemplated by this Agreement.
14.2	INDEMNIFICATION BY BUYER. UPON CLOSING, BUYER SHALL TO THE FULLEST EXTENT PERMITTED BY LAW, RELEASE, DEFEND, INDEMNIFY, AND HOLD HARMLESS SELLER GROUP FROM AND AGAINST THE FOLLOWING:
(A)	MISREPRESENTATIONS. ALL LOSSES ARISING FROM THE BREACH BY BUYER OF ANY REPRESENTATION OR WARRANTY SET FORTH IN THIS AGREEMENT;

(B)	BREACH OF COVENANTS. ALL LOSSES ARISING FROM THE BREACH BY BUYER OF ANY COVENANT SET FORTH IN THIS AGREEMENT;

(C)	OWNERSHIP AND OPERATION. ALL LOSSES ARISING FROM THE ASSUMED LIABILITIES, AND THE OWNERSHIP AND OPERATION OF THE ASSETS FROM AND AFTER THE EFFECTIVE TIME;

(D)	ENVIRONMENTAL LIABILITIES. ALL ENVIRONMENTAL LIABILITIES, REGARDLESS OF WHEN SUCH ENVIRONMENTAL LIABILITIES AROSE OR ACCRUED, INCLUDING ANY PLUGGING AND ABANDONMENT OBLIGATIONS, WHETHER SUCH RIGHTS AND REMEDIES ARE PURSUANT TO COMMON LAW, STATUTE OR OTHERWISE.
14.3	PHYSICAL INSPECTION. BUYER INDEMNIFIES AND AGREES TO RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS THE SELLER GROUP FROM AND AGAINST ANY AND ALL LOSSES ARISING FROM BUYER’S INSPECTING AND OBSERVING THE ASSETS, INCLUDING (A) LOSSES FOR PERSONAL INJURIES TO OR DEATH OF EMPLOYEES OF THE BUYER, ITS CONTRACTORS, AGENTS, CONSULTANTS AND REPRESENTATIVES, AND DAMAGE TO THE PROPERTY OF BUYER OR OTHERS ACTING ON BEHALF OF BUYER; AND (B) LOSSES FOR PERSONAL INJURIES TO OR DEATH OF EMPLOYEES OF THE SELLER GROUP OR THIRD PARTIES, AND DAMAGE TO

THE PROPERTY OF THE SELLER GROUP OR THIRD PARTIES. THE FOREGOING INDEMNITY INCLUDES, AND THE PARTIES INTEND IT TO INCLUDE, AN INDEMNIFICATION OF THE SELLER GROUP FROM AND AGAINST LOSSES ARISING OUT OF OR RESULTING, IN WHOLE OR PART, FROM THE CONDITION OF THE ASSETS OR THE SELLER GROUP’S SOLE, JOINT, COMPARATIVE, OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR FAULT.

14.4	Notification. As soon as reasonably practical after obtaining knowledge thereof, the indemnified Party shall notify the indemnifying Party of any claim or demand which the indemnified Party has determined has given or could give rise to a claim for indemnification under this Article 14. Such notice shall specify the agreement, representation or warranty with respect to which the claim is made, the facts giving rise to the claim and the alleged basis for the claim, and the amount (to the extent then determinable) of liability for which indemnity is asserted. In the event any action, suit or proceeding is brought with respect to which a Party may be liable under this Article 14, the defense of the action, suit or proceeding (including all settlement negotiations and arbitration, trial, appeal, or other proceeding) shall be at the discretion of and conducted by the indemnifying Party. If an indemnified Party shall settle any such action, suit or proceeding without the written consent of the indemnifying Party (which consent shall not be unreasonably withheld), the right of the indemnified Party to make any claim against the indemnifying Party on account of such settlement shall be deemed conclusively denied. An indemnified Party shall have the right to be represented by its own counsel at its own expense in any such action, suit or proceeding, and if an indemnified Party is named as the defendant in any action, suit or proceeding, it shall be entitled to have its own counsel and defend such action, suit or proceeding with respect to itself at its own expense. Subject to the foregoing provisions of this Article 14, neither Party shall, without the other Party’s written consent, settle, compromise, confess judgment or permit judgment by default in any action, suit or proceeding if such action would create or attach any liability or obligation to the other Party. The Parties agree to make available to each other, and to their respective counsel and accountants, all information and documents reasonably available to them which relate to any action, suit or proceeding, and the Parties agree to render to each other such assistance as they may reasonably require of each other in order to ensure the proper and adequate defense of any such action, suit or proceeding.

15.	MISCELLANEOUS.

15.1	Casualty Loss.
(A)	An event of casualty means volcanic eruptions, acts of God, terrorist action, fire, explosion, earthquake, wind storm, flood, drought, condemnation, the exercise of any right of eminent domain, confiscation and seizure (a “Casualty”). A Casualty does not include depletion due to normal production and depreciation or failure of equipment or casing.

(B)	If, prior to Closing, a Casualty occurs (or Casualties occur) which results in a reduction in the value of the Assets in excess of twenty percent (20%) of the Base Purchase Price (“Casualty Loss”), Buyer or Seller may elect to terminate this Agreement. If this Agreement is not so terminated, then this Agreement shall remain in full force and effect notwithstanding any such Casualty Loss, and, upon agreement of the Parties, (i) Seller may retain such Asset and such Asset shall be the subject of an adjustment to the Base Purchase Price in the same manner set forth in Section 5.5 hereof, or (ii) at the Closing, Seller shall pay to Buyer all sums paid to Seller by reason of such Casualty Loss; provided, however, that the Base Purchase Price shall not be adjusted by reason of such payment, and Seller shall assign, transfer and set over unto Buyer all of the right, title and interest of Seller in and to such Asset and any unpaid awards or other payments arising out of such Casualty Loss.

(C)	For purposes of determining the diminution in value of an Asset as a result of a Casualty Loss, the Parties shall use the same methodology as applied in determining the diminution in value of an Asset as a result of a Title Defect as set forth in Article 5.
15.2	Confidentiality.
(A)	Prior to Closing, to the extent not already public, Buyer shall exercise all due diligence in safeguarding and maintaining secure all engineering, geological and geophysical data, seismic data, reports and maps, the results and findings of Buyer with regard to its due diligence associated with the Assets (including without limitation with regard to due diligence associated with environmental and title matters) and other data relating to the Assets (collectively, the “Confidential Information”). Buyer acknowledges that, prior to Closing, all Confidential Information shall be treated as confidential and shall not be disclosed to third parties without the prior written consent of Seller.

(B)	In the event of termination of this Agreement for any reason, Buyer shall not use or knowingly permit others to use such Confidential Information in a manner detrimental to Seller, and will not disclose any such Confidential Information to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, except to Seller or to a governmental agency pursuant to a valid subpoena or other order or pursuant to applicable governmental regulations, rules or statutes.

(C)	The undertaking of confidentiality shall not diminish or take precedence over any separate confidentiality agreement between the Parties. Should this Agreement terminate, such separate confidentiality agreement shall remain in full force and effect.
15.3	Competition. Buyer acknowledges that Seller may presently own interests or have leads, prospects, information or ideas on properties or leaseholds adjacent to, adjoining or in the vicinity of the Assets. Seller shall not be prohibited in any way from competing with

Buyer or pursuing any activity or business opportunity on property not being transferred to Buyer pursuant to this Agreement.

15.4	Notice. Any notice, request, demand, or consent required or permitted to be given hereunder shall be in writing and delivered in person or by certified letter, with return receipt requested or by prepaid overnight delivery service, or by facsimile addressed to the Party for whom intended at the following addresses:

SELLER:
Denali Oil & Gas Partners, LP 650 N. Sam Houston Parkway E., Suite 500 Houston, Texas 77060 Attn: John T. Elzner Tel: 281-847-1888 x206 Fax: 281-847-1898

BUYER:

Comstock Oil & Gas,LP 5500 Town & Country Blvd., Suite 500 Frisco, TX 75034 Attn: Roland O Burns Phone: 972-668-8811 Fax: 972-668-8812

or at such other address as any of the above shall specify by like notice to the other.

15.5	Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its or its affiliates’ publicly-traded securities (in which case the disclosing Party shall use all reasonable efforts to advise the other Party, and give the other Party an opportunity to comment on the proposed disclosure, prior to making the disclosure).

15.6	Personnel. Without Seller’s prior written consent, for a period of twelve (12) months from the Effective Time, Buyer will not directly or indirectly solicit for employment any person who is now employed by Seller or its affiliates in an executive, management, technical or professional position.

15.7	Compliance with Express Negligence Test. THE PARTIES AGREE THAT THE INDEMNIFICATION OBLIGATIONS OF THE INDEMNIFYING PARTY SHALL BE WITHOUT REGARD TO THE NEGLIGENCE OR STRICT LIABILITY OF THE INDEMNIFIED PERSON(S), WHETHER THE NEGLIGENCE OR STRICT LIABILITY IS ACTIVE, PASSIVE, JOINT, CONCURRENT OR SOLE.

15.8	Governing Law. This Agreement is governed by and must be construed according to the laws of the State of Texas, excluding any conflicts-of-law rule or principle that might apply the law of another jurisdiction. All disputes related to this Agreement shall be submitted to the jurisdiction of the courts of the State of Texas and venue shall be in the civil district courts of Harris County, Texas.

15.9	Exhibits. The Exhibits attached to this Agreement are incorporated into and made a part of this Agreement.

15.10	Fees, Expenses, Taxes and Recording.
(A)	Each Party shall be solely responsible for all costs and expenses incurred by it in connection with this transaction (including, but not limited to fees and expenses of its counsel and accountants) and shall not be entitled to any reimbursements from the other Party, except as otherwise provided in this Agreement.

(B)	Buyer shall file all necessary tax returns and other documentation with respect to all transfer, documentary, sales, use, stamp, registration and other similar taxes and fees, and, if required by applicable law, Seller shall join in the execution of any such tax returns and other documentation. Notwithstanding anything set forth in this Agreement to the contrary, Buyer shall pay any transfer, documentary, sales, use, stamp, registration and other similar taxes and fees incurred in connection with this Agreement and the transactions contemplated hereby.

(C)	Buyer shall, at its own cost, immediately record all instruments of conveyance and sale in the appropriate office of the state and county in which the lands covered by such instrument are located. Buyer shall immediately file for and obtain the necessary approval of all federal, Indian, tribal or state government agencies to the assignment of the Assets. The assignment of any state, federal or Indian tribal oil and gas leases shall be filed in the appropriate governmental offices on a form required and in compliance with the applicable rules of the applicable government agencies. Buyer shall supply Seller with a true and accurate photocopy reflecting the recording information of all the recorded and filed assignments within a reasonable period of time after their recording and filing.
15.11	Assignment. This Agreement or any part hereof may not be assigned by either Party without the prior written consent of the other Party; provided, however, upon notice to the other Party, either Party shall have the right to assign all or part of its rights (but none of its obligations) under this Agreement in order to qualify transfer of the Assets as a “like-kind” exchange for federal tax purposes. Subject to the foregoing, this Agreement is binding upon the Parties hereto and their respective successors and assigns.

15.12	Entire Agreement. This Agreement constitutes the entire agreement reached by the Parties with respect to the subject matter hereof, superseding all prior negotiations, discussions, agreements and understandings, whether oral or written, relating to such subject matter, except that the Confidentiality Agreement dated July 12, 2006, between the Parties shall remain in full force and effect in accordance with its terms through and until the Closing.

15.13	Severability. In the event that any one or more covenants, clauses or provisions of this Agreement shall be held invalid or illegal, such invalidity or unenforceability shall not affect any other provisions of this Agreement.

15.14	Captions. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.

15.15	Counterpart Execution. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original, and all of which together shall constitute one and the same instrument.

15.16	Waiver of Certain Damages. Each of the Parties hereby waives and agrees not to seek consequential or punitive damages with respect to any claim, controversy, or dispute arising out of or relating to this Agreement or the breach thereof.

15.17	Amendments and Waivers. This Agreement may not be modified or amended except by an instrument in writing signed by both parties. Any party hereto may, only by an instrument in writing, waive compliance by another party with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.
-Signature Pages Follow-

Executed as of the day and year first above written.

SELLER:

DENALI OIL & GAS PARTNERS, LP

By:	Denali Oil & Gas Management II, LLC, its general partner

By:	/s/ JOHN T. ELZNER

John T. Elzner
Senior Vice President

WADI PETROLEUM, INC.

By:	/s/ KEVIN B. DICE

Kevin B. Dice
Vice President

STALKER ENERGY, L.P.

By Stalker Energy General Partner, LLC, its general partner

By:	/s/ E. E. TREADAWAY

E. E. Treadaway
Chief Executive Officer

BYRON W. FIELDS

By:	/s/ CRAIG B. FIELDS

Craig B. Fields, Attorney in fact

FIELDS FAMILY INVESTMENTS, L.P.

By Byron W. Fields, General Partner

By:	/s/ CRAIG B. FIELDS

Craig B. Fields, Attorney in fact for
Byron W. Fields

/s/ BRUCE W. FIELDS

BRUCE W. FIELDS

/s/ CRAIG B. FIELDS

CRAIG B. FIELDS

JOHN KALER FAMILY L.P., a Texas limited partnership

By Kaler Energy Corp, it general partner

By:	/s/ JOHN A. KALER, II

John A. Kaler, II

BUYER:

COMSTOCK OIL & GAS, LP

By:	Comstock Oil & Gas GP, LLC
general partner
By:	Comstock Resources, Inc.
sole member

By:	/s/ ROLAND O. BURNS

Roland O. Burns, Sr. Vice President